                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 1997

                           DSG International Limited
                           -------------------------
                (Translation of registrant's name into English)


                  17/F Watson Centre, 16-22 Kung Yip Street,
                  ------------------------------------------
                             Kwai Chung, Hong Kong
                             ---------------------
                            Tel. No. 852-2427-6951
                            ----------------------
                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                   Form 20-F      X         Form 40-F
                              -------                  ------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                         Yes                        No   X
                              -----                    ------

     [If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

                       DSG      1997

                                FIRST

                                QUARTER

                                REPORT

REVIEW OF OPERATIONS FIRST QUARTER 1997

To our Shareholders:

We are pleased to announce our first quarter 1997 results.

The Company's net sales for the first quarter ended March 31, 1997 declined by 8.6% to $56.8 million compared to $62.1 million for the corresponding period in 1996. Net income for the period ended March 31, 1997 was $1.5 million, an increase of 30.0% compared to $1.1 million for the corresponding period 1996.

The Company's earnings per share in the first quarter of 1997 were $0.22, an increase of 57.1% compared to the same period in 1996, reflecting the decrease in the weighted average number of shares outstanding as a result of the Company's tender offer transaction which was completed in December 1996 and the ongoing share repurchase program.

The Company's net sales continued to be adversely affected by the intense price and promotional competition in North American and European markets. Gross profit margin as a percentage of net sales increased by 6.1% to 36.1% in the first quarter of 1997 from 30.0% in the corresponding period in 1996, primarily due to lower fluff wood pulp prices. Selling, general and administrative expenses as a percentage of net sales increased to 30.3% for the first quarter of 1997 from 27.0% for the same period in 1996 due to higher advertising and promotional expense to meet aggressive price and promotional competition in the North American market.

Interest expense for the first quarter of 1997 was maintained at $0.6 million, the same as in the first quarter of 1996 due to the same level of bank borrowings. The Company reported an exchange loss of $644,000 in the first quarter of 1997, representing a loss of $0.10 earnings per share, primarily due to the unfavorable currency movement in translation of the intercompany loan denominated in Swiss Franc. Other income of $501,000 in the first quarter of 1997 included interest income and a one-time settlement by a former tenant of the Company's Australian operation.

Brandon Wang, the Chairman of the Company, said: "The Company achieved a satisfactory result in the first quarter of 1997 despite the keen competition in North American and European regions. The Company increased spending in advertising and promotion expense to counteract the aggressive competition in North America and to expand the sales in Asia. We believe that the Company has excellent opportunities in the Asia Pacific region. We have entered into a joint venture agreement with our distributor in Indonesia to start up a manufacturing operation which is scheduled to operate early next year."

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Hong Kong, California, Georgia, Australia, England, Singapore, Canada, Switzerland, China and Thailand, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company also produces private label disposable diapers, adult incontinence products, feminine napkins and training pants at certain of its operations. Its best selling brands include "Fitti(R)", "Pet Pet(R)", "Cosies(R)", "Cosifits(R)", "Baby Love(R)", "Toga(R)", "Cares(R)", "Vlesi(R)", "Dispo 123(TM)" and "Certainty(R)".

May 9, 1997

                                                        [PHOTO APPEARS HERE]

STATEMENTS OF OPERATIONS AND BALANCE SHEET DATA

The Statements of Operations for three months ended March 31, 1996 and March 31, 1997, and the Balance Sheet information as of March 31, 1997 have been derived from unaudited financial statement which, in the opinion of the management, include all adjustments necessary, consisting only of normal recurring adjustments for a fair presentation of the results of operations for such periods. The results for the three-month period are not necessarily indicative of the results for the full year.


STATEMENTS OF OPERATIONS
(In thousands, except earnings per share)

                                                   Three Months Ended
                                                        March 31,
                                                     1997        1996

Net sales                                         $56,768     $62,109
                                                  =======     =======
Gross profit                                       20,532      18,658
Selling, general & administrative expenses         17,213      16,744
                                                  -------     -------
Operating income                                    3,319       1,914
Interest expense                                     (603)       (592)
Exchange (loss) gain                                 (644)        331
Other income                                          501         411
                                                  -------     -------
Income before income taxes                          2,573       2,064
Provision for income taxes                         (1,120)       (958)
Minority interest in losses                            --          12
                                                  -------     -------
Net income                                        $ 1,453     $ 1,118
                                                  =======     =======
Earnings per share                                $  0.22     $  0.14
                                                  =======     =======
Weighted average number of shares outstanding       6,675       7,850
                                                  =======     =======

BALANCE SHEET DATA
(In thousands)

                                                  March 31,     December 31,
                                                      1997             1996
                                                (unaudited)
Working capital                                   $ 35,762         $ 31,714
Total assets                                       145,571          141,910
Long-term debt (including deferred purchase
consideration)                                      21,826           21,940
Shareholder's equity                                75,298           74,639

At March 31, 1997 the Company had cash of $12.2 million.

SHARE REPURCHASE PROGRAM

During the first quarter of the 1997, the Company repurchased 5,000 shares from the public for a total cash consideration of $67,500.


                                                            [PHOTO APPEARS HERE]

                                 DSG INTERNATIONAL LTD

                                 17th Floor Watson Centre

                                 Kung Yip Street

                                 Kwai Chung

                                 Hong Kong

                                 Tel: (852) 2427 6951

                                 Fax: (852) 2480 4491

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DSG International Limited
                                       ----------------------------------------
                                                        (Registrant)


Date: June 6, 1997                     By /s/ Peter Chang
                                          ---------------
                                            Peter Chang
                                          Vice President